September 2, 2011

Mr. Daniel L. Gordon

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Dividend Capital Total Realty Trust, Inc.
Form 10-K for the year ended December 31, 2010
Filed on March 25, 2011
File No. 000-52596

Dear Mr. Gordon:

We are writing in response to the comment letter from the Staff of the Commission’s Division of Corporation Finance, dated August 17, 2011, regarding the Company’s Form 10-K for the year ended December 31, 2010.

For your convenience, we have reproduced below the numbered comments from the comment letter and included the Company’s responses to those comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Tenant Concentration, page 8

1.	In future Exchange Act periodic filings, please include in this section the disclosure on F-16 regarding significant tenants.

Response:

The Company will incorporate the disclosure from page F-16 regarding significant tenants in future Exchange Act periodic filings in the Tenant Concentration section of such filings. To minimize duplicative disclosures, the Company will incorporate disclosure regarding Tenant Concentration by explicit reference to this footnote in the financial statements.

Market Information, page 41

2.	We note your disclosure of estimated value per share. With a view to disclosure, please provide us an analysis regarding your calculation of estimated value, including:

•	the specific valuation methods relied upon, and a description of the key assumptions used in such methods;

•	a range of the key assumptions actually used;

•	the detailed explanation of the extent to which the independent banking firm assisted in the valuation, including the determination of the range of assumptions used;

Mr. Daniel L. Gordon

September 2, 2011

Page Two

•	a break-out of each of the major sub-items valued, including the property portfolio and the debt-related assets portfolio; and

•

the capitalization rate of the property portfolio implied by the value assigned the property portfolio, based on the portfolios historical net operating income for the 12-months preceding the valuation date.

Response:

We originally filed on Form 8-K with the Securities and Exchange Commission (the “Commission”) on March 11, 2011 our estimated value per share (our “ESV”) and briefly addressed our methodology used in determining that ESV. We reiterated certain disclosures from that Form 8-K in our Form 10-K. We would propose providing enhanced disclosure regarding the calculation of our ESV in a public filing with the Commission in connection with our next ESV calculation. Specifically in response to your request, and as an example of what this disclosure might look like, we are supplementally providing the Staff with information in a separate letter of even date herewith, requesting confidential treatment pursuant to Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83) and requesting the return or destruction of this material in accordance with Rule 12b-4 under the Exchange Act.

Distributions, page 42

3.	In future Exchange Act periodic filings, please expand this section to include a table showing the relationship between distributions paid (including amounts that are then reinvested through the DRIP) during the reporting period, the percentage of such distributions that are sourced from cash flow from operations (without adjustments for acquisition expenses) and the percentage sourced from borrowings, offering proceeds or other sources. In addition, please include disclosure showing the relationship between distributions paid (including amounts that are then reinvested through the DRIP) and earnings or NAREIT FFO for the reporting period. We note your discussion of distributions and cash flows on page 70.

Response:

The Company will incorporate a tabular disclosure, including the items noted in your comment, in future Exchange Act periodic filings. The Company intends to include the following form of disclosure to address your request:

The following table sets forth relationships between the amount of distributions declared for such period and the amount reported as cash flow from operations in accordance with GAAP for the years ended December 31, 2010, 2009 and 2008 (dollar amounts in thousands).

	For the Year Ended December 31,
Distributions:	2010	% of Total Distributions	2009	% of Total Distributions	2008	% of Total Distributions
Paid in cash	$59,782	54.1%	$50,274	48.2%	$36,031	42.9%
Reinvested in shares	50,648	45.9%	54,092	51.8%	47,992	57.1%

Total distributions	$110,430	100.0%	$104,366	100.0%	$84,023	100.0%

Sources of Distributions
Cash flow from operations (1)	$50,200	45.5%	$51,221	49.1%	$60,266	71.7%
Borrowings (2)	$60,230	54.5%	$53,145	50.9%	$23,757	28.3%

(1)	Commencing on January 1, 2009, expenses associated with the acquisition of real property, including acquisition fees paid to our Advisor and gains or losses related to the change in fair value of contingent consideration related to the acquisition of real property, are recorded to earnings and as a deduction to our cash from operations. We incurred such acquisition-related expenses, net of other gains, of approximately $18.2 million, $4.9 million and $0, respectively, during the years ended December 31, 2010, 2009 and 2008.
(2)	For purposes of this table, we presented the amounts funded from borrowings by subtracting the amount reported for cash flow from operations in accordance with GAAP without adjustment for acquisition-related expenses, net of other gains, from the total amount of distributions declared for such period. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations” included in this Annual Report on Form 10-K for further discussion of acquisition-related expenses, net of other gains, and its impact on our cash flow from operations.

Mr. Daniel L. Gordon

September 2, 2011

Page Three

NAREIT-Defined FFO and Company-Defined FFO are operating metrics and should not be used as liquidity measures. However, management believes the relationship between NAREIT-Defined FFO and Company-Defined FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. During the years ended December 31, 2010 and 2009, NAREIT-Defined FFO was approximately 67% and 8%, respectively, of our total distributions. During the year ended December 31, 2008, we reported a negative amount for NAREIT-Defined FFO. For a discussion of NAREIT-Defined FFO and Company-Defined FFO and their inherent limitations, see “Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations” included in this Annual Report on Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 49

4.	In future Exchange Act periodic filings, please include disclosure regarding material trends in period to period same store occupancy and average effective rents.

Response:

In the Company’s historic disclosures, we have disclosed the percent leased of our same store portfolio for the relevant periods. We believe that percent leased provides users of our financial statements with an operating metric that is comparable to percent occupied but that we believe more closely reflects the economic position of our portfolio. As such, we respectively request that we continue using this metric in place of percent occupied. Furthermore, our historic changes in percent leased have been the culmination of individually insignificant changes within our portfolio. However, in future filings, to the extent that there are material trends in period to period same store percent leased, the Company will include additional disclosure of such material trends.

With regards to disclosure of “average effective rents,” we discuss trends in “annual base rent” of our same store portfolio in our discussion of same store results for each of the comparable periods. We believe that our presentation of base rent, combined with our disclosure of the rentable square feet and the percentage leased of our same store portfolio, allowed users of our financial statements to derive an annual base rent per square foot of our same store portfolio, which is comparable to the average effective rent of that portfolio. We propose to specifically disclose material trends in changes to annualized base rent per square foot of our same store portfolio discussion in future Exchange Act periodic filings.

How We Measure Our Performance, page 55

5.	We note you have disclosed a performance measure referred to as “Company-Defined FFO.” Please provide us a detailed analysis of why this measure is useful to investors in a non-traded security. Please address in your analysis whether the items backed-out of “Company-Defined FFO” have a material impact on your net asset value per share. Please separately address the usefulness of each significant adjustment. We may have further comment.

Mr. Daniel L. Gordon

September 2, 2011

Page Four

Response:

We are aware of the Staff’s recent guidance and comment letters with regard to presentation of non-GAAP performance measures. Accordingly, in future Exchange Act periodic filings, we will provide the form of disclosure included at the end of this response to explain to investors our rationale for providing Company-Defined FFO and the limitations on its usefulness to them. This disclosure provides a detailed analysis of why this measure is useful to investors, separately addressing the usefulness of each significant adjustment, and we refer you to this disclosure in order to respond to your question regarding such usefulness. Similar to other REITs, including those with listed and non-listed securities, and as described in the disclosure below, we provide Company-Defined FFO to assist investors in assessing the sustainability of our operating performance. This measure in and of itself is not designed to value our shares, and in the disclosure below we have included cautionary language that this supplemental measure should not be construed as a historical performance measure and may exclude items that have a material effect on the value of the Company’s common stock. In addition, the disclosure states that no single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity and results of operations. We also state that we believe that our consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful and comprehensive picture of our financial condition and operating performance.

How We Measure Our Performance

Funds From Operations

FFO Definition (“FFO”)

We believe that FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), is a meaningful supplemental measure of our operating performance because historical cost accounting for real estate assets in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expense. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that consists of net income (loss), calculated in accordance with GAAP, plus real estate-related depreciation and amortization, less gains (or losses) from dispositions of real estate held for investment purposes.

Company-Defined FFO

As part of its guidance concerning FFO, NAREIT has stated that the “management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community.” As a result, modifications to FFO are common among REITs as companies seek to provide financial measures that meaningfully reflect the specific characteristics of their businesses. In addition to the NAREIT definition of FFO and other GAAP measures, we provide a Company-Defined FFO measure that we believe is helpful in assisting management and investors assess the sustainability of our operating performance. As described further below, our Company-Defined FFO presents a performance metric that adjusts for items that we do not believe to be related to our ongoing operations. In addition, these adjustments are made in connection with calculating certain of the Company’s financial covenants including its interest coverage ratio and fixed charge

Mr. Daniel L. Gordon

September 2, 2011

Page Five

coverage ratio and therefore we believe this metric will help our investors better understand how certain of our lenders view and measure the financial performance of the Company and ultimately its compliance with these financial covenants. However, no single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity and results of operations.

Our Company-Defined FFO is derived by adjusting FFO for the following items: gains and losses on real properties, gains and losses on real estate securities, gains and losses associated with provisions for loss on debt related investments, acquisition-related expenses, gains and losses on derivatives, and gains and losses associated with financing commitments. Management’s evaluation of our future operating performance excludes these items based on the following economic considerations:

Gains and losses on real properties, on real estate securities and associated with provision for loss on debt related investments — Our investment strategy does not include purchasing and selling real properties, real estate securities or debt related investments for purposes of generating short-term gains. Rather, our strategy is focused on longer term investments while generating current income. As such, management believes any gains or losses generated from the sale or impairment of any of our real properties, real estate securities or debt related investments are not related to our ongoing operations. Management believes that providing a performance metric based primarily on income generated from the portfolio, absent the effects of gains and losses and impairments, to be a useful metric providing for a better indication of the sustainability of our operating performance for management and investors.

Acquisition-related expenses — For GAAP purposes, expenses associated with the acquisition of real property, including acquisition fees paid to our Advisor and gains or losses related to the change in fair value of contingent consideration related to the acquisition of real property, are recorded to earnings. We believe by excluding acquisition-related expenses, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance, because these types of expenses are directly correlated to our investment activity rather than our ongoing operating activity.

Gains and losses on derivatives — Gains and losses on derivatives represent the gains or losses on the fair value of derivative instruments that are not accounted for as hedges of the underlying financing transactions. Such gains and losses may be due to the nonoccurrence of forecasted financings or ineffectiveness due to changes in the expected terms of financing transactions. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, our management believes that any such gains or losses are not related to our ongoing operations. Accordingly, we believe by excluding anticipated gains or losses on derivatives, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance.

Gains and losses on financing commitments — Gains and losses on financing commitments represent gains or losses incurred as a result of the early retirement of debt obligations and breakage costs and fees incurred related to rate lock agreements with prospective lenders. Such gains and losses may be due to dispositions of assets, the repayment of debt prior to its contractual maturity or the nonoccurrence of forecasted financings. Our management believes that any such gains or losses are not related to our ongoing operations. Accordingly, we believe by excluding gains and losses on financing commitments, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance.

We also believe that Company-Defined FFO allows investors and analysts to compare the performance of our portfolio with other REITs that are not currently effected to by the adjusted items. In addition, as many other REITs adjust FFO to exclude the items described above, we believe that our calculation and reporting of Company-Defined FFO may assist investors and analysts in comparing our performance with that of other REITs. However, because Company-Defined FFO excludes items that are an important component in an analysis of our historical performance, such supplemental measure should not be construed as a historical performance measure and may exclude items that have a material effect on the value of our common stock.

Mr. Daniel L. Gordon

September 2, 2011

Page Six

Limitations of FFO and Company-Defined FFO

FFO (both NAREIT-defined and Company-Defined) is presented herein as a supplemental financial measure and has inherent limitations. We do not use FFO or Company-Defined FFO as, nor should they be considered to be, an alternative to net income (loss) computed under GAAP as an indicator of our operating performance, or as an alternative to cash from operating activities computed under GAAP, or as an indicator of our ability to fund our short or long-term cash requirements. Management uses FFO and Company-Defined FFO as indications of our future operating performance and as a guide to making decisions about future investments. Our FFO and Company-Defined FFO calculations do not present, nor do we intend them to present, a complete picture of our financial condition and operating performance. In addition, other REITs may define FFO and an adjusted FFO metric differently and choose to treat impairment charges, acquisition-related expenses and potentially other accounting line items in a manner different from us due to specific differences in investment strategy or for other reasons; therefore, comparisons with other REITs may not be meaningful. Our Company-Defined FFO calculation is limited by its exclusion of certain items previously discussed, but we continuously evaluate our investment portfolio and the usefulness of our Company-Defined FFO measure in relation thereto. We believe that net income (loss) computed under GAAP remains the primary measure of performance and that FFO or Company-Defined FFO are only meaningful when they are used in conjunction with net income (loss) computed under GAAP. Further, we believe that our consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of our financial condition and operating performance.

Lease Expirations, page 67

6.	In future Exchange Act periodic filings please include the number of tenants whose leases will expire in your lease expiration table.

Response:

As the Company did on page 35 of its Quarterly Report on Form 10-Q for the period ended June 30, 2011, filed with the Commission on August 12, 2011, the Company will include the number of tenants whose leases will expire in our lease expiration table in future Exchange Act periodic filings.

Consolidated Statements Of Operations, page F-4

7.	Reference is made to the presentation of your provision for impairment losses below operating income. Please advise us of your consideration of the guidance outlined in paragraph 360-10-45-5 of the Financial Accounting Standards Codification. In addition, please clarify your basis for including provision for loss on debt related investments below operating income.

Response:

Provision for Impairment of Real Property

We acknowledge that the guidance set forth in paragraph 360-10-45-5 indicates that provision for impairment of real property investments held and used should be presented in operating income, whenever operating income is presented. We include a caption “operating income” on our statement of operations and we have presented the impairment of real estate property below this caption for the following reasons:

•

We have consistently presented all gains and losses from investments below the operating income caption. We believe that presenting gains and losses from the disposition of securities and properties that don’t

Mr. Daniel L. Gordon

September 2, 2011

Page Seven

qualify as discontinued operations, and other-than-temporary impairments on securities in the same section of the statement of operations, provided users of the Company’s financial statements with a transparent and accurate presentation of our operating performance by segregating recurring, operating items and non-recurring, non-operating items. Furthermore, we note that we have not selectively included gains in the presentation of operating income while excluding losses from operating income. We have consistently applied this treatment, regardless of the impact on the operating income caption.

•

We do not use the operating income caption from the statement of operations elsewhere in the financial statements or Form 10-K. We present and highlight other operating metrics in the financial statements and the Form 10-K based on how management evaluates operations and their belief of the most meaningful and useful information to the Company’s investors and industry analysts. We accomplish this through our presentation and emphasis on metrics such as GAAP net income (loss), net cash provided by operating activities, NAREIT-Defined FFO, Company-Defined FFO and net operating income (“NOI”) (as defined on page F-46 and 58 in the Company’s Form 10-K). We believe users of the financial statements do not utilize the operating income caption in assessing our operating performance.

Provision for Loss on Debt Related Investments

We presented the provision for loss on debt related investments below the operating income caption based on the same rational for the presentation of the impairment of real estate property as discussed above.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, or if we can be of any further assistance, please call me at (303) 339-3609. My direct fax is (303) 597-0426.

Sincerely,

/s/ M. Kirk Scott

M. Kirk Scott
Chief Financial Officer

cc:	Robert S. Bergdolt, Esq.
DLA Piper LLP (US)